Filed by Terra Networks, S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: Lycos, Inc.
                                                   Commission File No. 000-27830


                         terra [graphic omitted] lycos

                             One Team, One Mission

Safe-Harbour Statement

This presentation contains forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation address the following subjects: future financial and operating results and efficiency; future industry, revenue and customer growth; future internet penetration rates; and the timing and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Terra's and Lycos' businesses will not be integrated successfully; costs related to the merger; failure of the Lycos stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; difficulties in having the internet accepted as an advertising medium; the growth of free internet access in many markets; adverse economic trends; and the effect of any future acquisitions.

For a detailed discussion of these and other cautionary statements, please refer to Terra's filings with the Securities and Exchange Commission, including the Risk Factors section of Terra's F-4 filing, as amended, initially filed on June 27, 2000 and Lycos, filings with the Securities and Exchange Commission, including the section titled "Factors Affecting the Company's Business, Operating Results and Financial Condition" of the Management's Discussion and Analysis in its Form 10-K for the year ended July 31, 1999 and the Risk Factors section of Lycos' S-3 filing that became effective in March, 2000.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION BECAUSE IT CONTAINS IMPORTANT INFORMATION. Copies of the joint proxy statement/prospectus and other documents filed by Terra and Lycos with the Commission are available from the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington DC 20549, telephone 202-942-8090. The joint proxy statement/prospectus and these other documents may also be obtained for free from Terra.

Agenda

1.   Introduction

2.   Vision

3.   Strategy

4.   Global Leadership

5.   Branding, Audience and Content

Coffee Break

6.   Wireless Opportunity

7.   Financial

8.   Summary

Q & A

Four Powerful Companies Join Forces


LYCOS (logo)                       terra (logo)

Bertelsmann (logo)                 Telefonica (logo)

A Global Powerhouse if Born

                         terra [graphic omitted] lycos

All the Benefits, None of the Liabilities


Growth              ---->      Fastest in industry

Content             ---->      Proprietary content

Culture             ---->      Internet-centric

Distribution        ---->      Global reach

Operations          ---->      Limited overlap


                                        terra [graphic omitted] lycos

Our Vision


[graphic of the globe omitted]

Globalisation   Convergence   Profitability


                                        terra [graphic omitted] lycos

Our Vision


                                   To be the
                              most visited online
                               destination in the
                                     world

Proven Integration Model
"One Team Committed to Customer Success"

[graphic of 3 overlapping circles omitted]   [graphic of circle with 6 arrows
                                              pointing to middle circle of
                                              values]


          Seamless                          Organisation Change    -->  Values
                                            Communications         -->  Values
                                            Culture Change         -->  Values
        Simultaneous                        Process Change         -->  Values
                                            People Change          -->  Values
                                            Operational Efficiency -->  Values
           Speed

                  Fast paced change on simultaneous fronts to
                   take advantage of "Window of Opportunity"


                                        terra [graphic omitted] lycos

                         Terra Lycos Integration Values

o        Organise for speed

o        Financial responsibility and accountability

o        Boundary less thinking . . . sharing best practices




                               Profitable Growth

Common Internet Culture

o    Similar employee profit

o    User focus

o    Agile

o    Aggressive competitor

o    Experienced integrators

                         An Experienced Management Team



                                   Executive
                                    Chairman
                                  Joaquin Agut          Legal
                                       |          Cristina Lamana
                                       |
          Strategy Counsel------------------------------Audit
                                       |         Antonio de Esteban
                                       |
                                       |        People Development
                                       |           Carmen Casares
                                       |
                                      CEO
                                    Bob Davis
                                       |
                                       |
                                       |
  CFO             COO              Corporate      Corporate         Human
Ted Phillip     Abel Linares      Development   Communications    Resources
                                 Jeff Bennett  Madeline Mooney   John McMahon

                        Industry Leading Revenue Growth


o EBITDA positive Q4 2001 o Long-term revenue mix:
     o 85% Media
     o 15% Access



                                                  80% Growth

          $97m            $280m           $500m           $900m
                                    --------------------------------

         CY 1998       CY 1999      Projected 2000    Projected 2001



o Pro-forma calendar year revenues for Terra and Lycos as if they were combined for all periods presented

Source: Historical results based on Terra Lycos Management Reports. Projected
        2000 and 2001 based on Terra Lycos Management Projections

Investment Highlights...

o # 1 Global Footprint
o # 1 Revenue Growth
o # 1 Wireless Platform
o # 4 World-wide Access Provider
o Leading Cash Position
o Market's Leading Convergence Vehicle


                   ...All With A Clear Path to Profitability


Note: Management estimates relative to Terra Lycos peer group

Agenda

1    Introduction

2    Vision

3    Strategy

4    Global Leadership

5    Branding, Audience and Content

6    Wireless Opportunity

7    Financials

8    Survey

The Market is Evolving...




Global Footprint >>                               << Local Market Execution
                          [GRAPHIC OMITTED]
Content >>                                        << Access

Revenue Growth >>                                 << Operating Margin


                   Globalisation, Convergence, Profitability




                                                   terra [graphic omitted] lycos

 ...And We are Well Positioned


Global Footprint >>                               << Local Market Execution

o   Deep penetration in 40                        o  Strong local management
    major markets

                          [GRAPHIC OMITTED]

Content >>                                        << Access

o   Strong global brands                          o  Nearly 5 million subs
o   Deep content portfolio                        o  Wireless platform



Revenue Growth >>                                 << Operating Margin

o   Industry leading growth                       o  Best practices


                   Globalisation, Convergence, Profitability


                                                   terra [graphic omitted] lycos

Globalisation: The Opportunity Before Us


                                     Europe
                                 [map omitted]
                                      19%
                                      69%
                                      99%

North America
[map omitted]
     11%
     42%
     41%
                                                                     Asia
                                                                 [map omitted]
                                                                      36%
                                                                      77%
                                                                      79%

Latin America
 [map omitted]
    39%
    86%
    43%

2000-2003 CAGR Internet Users
2000-2003 CAGR Ad. Spending
2000-2003 CAGR e-Commerce Spending

Source: eMarketer as of June 2000 and Jupiter Communications 2000

Globalisation Strategy: Extend Leadership


Canada         Europe
#1             #4

              [map omitted]                           Korea
                                                      #1
US Hispanics        United States            Asia
#1                  #4                       #2

                                                      Japan
                                                      #2
Latin America
#1


o Consolidate markets through acquisition
o Leverage state-of-the-art global delivery platform
o Exploit local expertise

Source: Media Metrix and Terra Lycos Management

Convergence: On The Leading Edge

Media                                                       Communications
o Bertelsmann                                               o Telefonica
o Telefonica Media                                          o Telefonica Moviles
o Endemol                      [terra lycos logo]


                              Interactive Content
                                    o Terra
                                    o Lycos

Convergence Strategy:
Maximise Value Chain

Providing      Aggregating              Offering            Monetising
Access         Audience                 Rich                Traffic
                                        Content

o Acquiring    o Best-of-breed          o Focus on          o Sell
  users          services                 verticals           advertising and
                 attract traffic          increases user      commerce to a
o Fostering      and facilitate           loyalty and         segmented
  customer       circulation              duration            audience
  loyalty



                                                   terra [graphic omitted] lycos

Profitability Strategy


o Large and efficient sales force

o Unique global platform

o Strong management controls

o Market consolidation

o Operating efficiencies

o Significant economies of scale

o Best practices


                         Measurement and accountability

Globalisation

o Establish #1 or #2 position in each local market
o Be the undisputed leader in worldwide page views


Convergence

o Integrate Bertelsmann and Telefonica Media content
o Exploit the market's broadest range of access offerings


Profitability

o 80% revenue growth in 2001
o EBITDA positive by Q4 2001

Agenda

1.   Introduction

2.   Vision

3.   Strategy

4.   Global Leadership

5.   Branding, Audience and Content

6.   Wireless Opportunity

7.   Financials

8.   Summary

[graphic of the continents omitted]

Building on a Great Foundation

o    Over 7 billion page views per month

o    Nearly 5 million access subscribers

o    60 million registered users

o    91 million unique visitors

o    $3 billion in cash

o    Over 3,000 advertising partners

o    More than 5,000 stores


Source:  Terra Lycos Management

Global Leadership


[graphic of North and South America omitted]  [graphic of Europe, Asia, Korea &
                                                       Japan omitted]

          Canada #1                            Europe #4
                                                                      Korea #1
US Hispanics #1     United States #4                       Asia #2

        Latin America #1                                              Japan #2


Source:  Media Metrix and Terra Lycos Management

US Market
A Growing and Profitble Market

[graphic of maps of North and South America, Europe, Asia, Korea and
 Japan omitted]

                                 United States

                                             2000            CAGR% 2000-03
                                             ----            -------------
          o    Internet Users                122m                 11%
          o    Ad. spending                  $6bn                 42%
          o    E-com spending                $37bn                41%


Source:  eMarketer as of March 2000 and Jupiter Communications 2000

United States
Closing the Gap


                     Reach                 Growth in Average Pages per Month
------------------------------------------ ------------------------------------

     Yahoo  -   64%                        Terra Lycos           -    95%
     AOL    -   63%                        AOL                   -    41%
 Microsoft  -   63%                        Yahoo                 -    12%
Terra Lycos -   42%                        MSN                   -    N/A


Source:  Media Metrix, as of July 2000 (all domains, home/work)

United States





         Key Accomplishments                   Key 18 Month Objectives
-------------------------------------  -----------------------------------------

o    Growth in operating margins,       o    Capture #1 reach position
     EPS and cash

o    46% increase in user loyalty       o    Leverage European wireless
     metrics                                 platform into US

o    Industry leading traffic growth    o    Monetise Bertelsmann content

o    Integration of 5 companies         o    Integrate Terra content

o    Leading position among US          o    Continue to build US Hispanic
     Hispanic community                      market


Source:  Terra Lycos Management

Latin America
Fastest Growing Market Worldwide

[graphic of maps of North and South America, Europe, Asia, Korea and
 Japan omitted]

                                 Latin America
          -----------------------------------------------------------------
                                             2000            CAGR% 2000-03

          o    Internet Users                16m                  39%
          o    Ad. spending                  $163mn               86%
          o    E-com spending                $1bn                 43%


Source:  eMarketer as of June 2000 and Jupiter Communications 2000

Commanding Leadership


[graphic of North and South America omitted]


US Hispanic - #1 (portal)

Mexico - #2 (access)  #1 (portal)

Central America - #1 (access)  #1 (portal)

Peru - #1 (access)  #1 (portal)

Brazil - #2 (access)  #2 (portal)

Chile - #1 (access)  #1 (portal)

Argentina - #3 (portal)



Access = dark oval
Portal = light oval

Source:  Terra Lycos Management

Latin America





         Key Accomplishments                   Key 18 Month Objectives
-------------------------------------  -----------------------------------------

o    16 countries in 14 months          o    Maintain and grow leadership
                                             position

o    Page view growth of 298%           o    Launch Lycos products

o    Revenue growth of 180%             o    Expand #1 wireless position

o    Reach of over 80% in Brazil        o    Grow broadband services
     and Mexico

o    Strong alliances with leading      o    Leverage US advertising and
     media groups                            commercial alliances

                                        o    Improve process efficiency;
                                             transfer best practices


Source:  Terra Lycos Management, including internal estimates

Europe and Asia
Joint Venture Strategy

o    Think global -- act global

o    Joint ownership with local market leaders

o    Strong partner funding of operations

o    Market share and value driver

European Market
A Combination of Size, Growth and Wealth

[graphic of maps of North and South America, Europe, Asia, Korea and
 Japan omitted]

                                     Europe
          -----------------------------------------------------------------
                                             2000            CAGR% 2000-03

          o    Internet Users                85m                  19%
          o    Ad. spending                  $1bn                 69%
          o    E-com spending                $7bn                 99%


Source:  eMarketer as of June 2000 and Jupiter Communications 2000

Pan-European Franchise

[graphic of Europe omitted]

Norway
UK
Sweden
Denmark
Holland
Germany
Belgium
France
Switzerland
Spain
Italy

Source:  Terra Lycos Management

Europe
Strong Market Position


                     Reach                 Growth in Unique Visitors % (a)
------------------------------------------ ------------------------------------

     Yahoo       -   42%                      Terra Lycos           -   199%
     MSN         -   36%                      MSN                   -   152%
     AOL         -   28%                      Yahoo                 -    99%
     Terra Lycos -   25%                      AOL                   -    63%
     T-Online    -   23%                      T-Online              -    60%


(a)  Annualised growth between October 1999 and July 2000

Source: Media Metrix, as of July 2000 for Europe. European figures only consider UK, Germany and France includes "at home" users

Europe



         Key Accomplishments                   Key 18 Month Objectives
-------------------------------------  -----------------------------------------

o    Raised $650m in IPO for Lycos      o    Growth position in France, Germany,
     Europe                                  Italy, UK and Scandinavia

o    Lycos.de overtook Yahoo in         o    Pan-European launch of Hotbot
     Germany                                 and Fireball

o    Launched Comundo in Germany,       o    Expand wireless platform
     France, Netherlands, Italy and UK

o    90% reach in Spain                 o    Leverage US best practices

o    Grew annual revenues by 271%


Source:  Terra Lycos Management, including internal estimates

Asian Market
Key Growth Market of the Future

[graphic of maps of North and South America, Europe, Asia, Korea and
 Japan omitted]

                                     Asia
          -----------------------------------------------------------------
                                             2000            CAGR% 2000-03

          o    Internet Users                38m                  36%
          o    Ad. spending                  $470m                77%
          o    E-com spending                $15bn                79%


Source:  eMarketer as of June 2000

Extended Reach in Asia

[graphic of map of Asia omitted]

Korea        - Apr 99
Japan        - Jun 98
China        - Apr 00
Hong Kong    - Apr 00
Taiwan       - Apr 00
India        - Jun 00
Philippines - Jul 00
Malaysia     - Jan 99
Singapore    - Dec 99

Source:  Terra Lycos Management

Asia



         Key Accomplishments                   Key 18 Month Objectives
-------------------------------------  -----------------------------------------
Japan:
o    #2 portal                          o    Grow market share in Japan and
                                             China

o    Raised $32m in strategic           o    Maintain and grow leadership in
     financing with Kadokawa                 Korea

o    Launched Lycos internet            o    Invest aggressively in content and
     magazine                                distribution partnerships

Korea:                                  o    Enhance China business scope
o    #1 portal

o    8 million unique users

o    #1 in community with 2m tripod members

Rest of Asia:
o    Launched sites in China, India,
     Hong Kong, Taiwan, Singapore,
     Malaysia, and the Philippines

o    Launched wireless portal


Source:  Terra Lycos Management

Agenda

1.   Introduction

2.   Vision

3.   Strategy

4.   Global Leadership

5.   Branding, Audience and Content

6.   Wireless Opportunity

7.   Financials

8.   Summary

                              Terra Lycos Network

                                A Global Family
                                   of Brands

Multibrand Strategies Dominate
Media.....

Bertelsmann/            AOL
Gruner+Jahr         TimeWarner              Disney             Viacom
-----------         ----------              ------             ------
Der Club            HBO                     Toon Disney        M-TV
getmusic.com        The WB                  Disney             Infinity
BB                  TBS Superstation        A&E                TV LAND
GEO Explorer        CNN                     ESPN               Sundance Channel
bol.com             WB                      Lifetime           Nickelodeon
Capital             Cinemax                 abc                Showtime
Bantam Dell         TCM                     Touchstone         CBS
Gabler              CNN.fn                   Pictures          UPN
CLT UFA             Castle Rock             Go Network         VH1
P.M.                Time                    Miramax            Paramount
www.andsold.de      Cartoon Network                            Comedy Channel
Random House        People online                              The Movie Channel
BMG Entertainment   Sports Illustrated                         Nick at Nite
Springer            Fortune
Goldmann            Style
RCA
[Star] Magazin
Borse online
RTL
Bizz Capital

 ...And Will Dominate on the Internet

                                  Terra Lycos
         ---------------------------------------------------------

          Terra               Lycos                   Terra Libre
                                                  Acceso a Internet gratis

          Gamesville          Quote.Com               LycoShop

          Comundo             Sonique                 HotBot

          Tripod              Terra Premium           Sympatico Lycos

          Charla.con          Lycos Zone              Angelfire

                              Wired News              Limaon

                              Invertia.com

As Audience Fragmentation
Accelerates...

[graphic of pie chart omitted]

                   1996                                     2003
--------------------------------------      -----------------------------------


Kids (2-12)               3.8%               Kids (2-12)              15.5%

Teens (13-18)             7.6%               Teens (13-18)            11.4%

Older Adults (50+)       10.6%               Older Adults (50+)       11.7%

Adults  (19-50)          64.6%               Adults (19-50)           47.1%

 ...A Network Gains Momentum
Growth in Traffic


          Gamesville                              Quote.com

           up 171%                                 up 204%
   ---------------------------           -------------------------------
   Dec 1999           Jul 2000           Dec 1999               Jul 2000


                                    Invertia

                                     up 358%
                           ----------------------------
                           Dec 1999           Jul 2000


Source:  Terra Lycos Management

Multibrand -- Appealing to a
Fragmenting Web Audience

[photographs of age groups omitted]


  0         10           20          30          40          50          60+
 ---------------------------------------------------------------------------
Lycos Zone------>      ----------------- Terra -------- Lycos-------------->
             ---------Angelfire----->
                      ------------------------Gamesville------------------->
                    -------Almas Gemeas-----Tripod--->
                        ----------Hot Bot--------->
                            -----------------Invertia.com------------->
                                 ----------------Quote.com------------>

Key Advantages Across All
Segments



     Advertisers                                          Company
   ---------------                                    -------------------
   Highly targeted     ---- A Global Network ----     Economies of scale
   audiences                       |                  cultural unity and
                                   |                  brand equity
                                   |
                                Consumer
                           ----------------------
                           Personalised world-
                           class brand experience

A Web Network Offers Significant
Efficiencies

o    A global passport for registration
o    Common selling organisation
o    Precise advertising targeting
o    Audience circulation and cross-promotion

Powerful Model for Growth and
Consolidation


o    No user disruption
o    Seamless positioning adjustment
o    Multiple brands always lead to larger audiences

Exploiting Convergence Trends

[graphic of map of the world omitted]

Providing Access---------------->

o Acquiring users--------------->

o Fostering customer loyalty---->


                                                       terra lycos

The Access Model

[graphic of computer
monitor omitted]
4.7 million Subscribers
-----------------------

 User Acquisition ------------------>              Free Access
                                         --------------------------------
                                             |                       |
                                             |                       |
                                             |                       |
                                        Value Added                  Media
                                         Services                   Revenue
                                             |                       |
                                             |                       |
                                        Paid Services
                                        Paid dial-up
Value-added Services--------------->      Cable      --------->   Advertising
                                        Wireless                   Commerce
                                        Satellite
                                          XDSL


                                                              terra lycos

Exploiting Convergence Trends

Providing           Aggregating
Access              Audience

o Acquiring users                 o Best-of-breed services
                                    attract traffic and
o Fostering customer loyalty        facilitate circulation

                                        [grapic (map) omitted]




                                                   terra [graphic omitted] lycos

Comprehensive Audience Aggregation Products

                                    Search
terra logo                                                       LYCOS logo

HOTBOT logo                                                   logo FIREBALL

                                   Community

logo tripod                                                  Angelfire logo

MAILCITY logo                 charla.con logo               Almas Gemeas logo


                                   Commerce

LYCOShop logo                                               tiendasoft logo

Search Strategy


HOTBOT logo       |         o Widely recognised properties
                  |
LYCOS logo      >>|         o Drive traffic from search to content destinations
                  |
terra logos       |

logo FIREBALL

Community Strategy

LOGO TRIPOD
                                 | o Expand state-of-the-art
CHARLA.CON     Angelfire      >> |   integrated community platform
                                 |
logo Instanterra logo            |      o Textmail, voicemail, videomail
                                 |
MAILCITY logo                    | o Community as a vertical driver
                                 |
Almas Gemeas                     | o Customise community platforms to meet
                                 |   global needs

Exploiting Convergence Trends


Providing Access            Aggregating Audience          Offering Rich Content

o Acquiring users           o Best-of-breed               o Focus on verticals
                              services attract              increases user
o Fostering customer          traffic and                   loyalty and
  loyalty                     facilitate circulation        duration


                                                    terra [graphic omitted] logo

Targeted Vertical Content

Vertical Content

WIREDNEWS LOGO                     LYCOS COMPUTERS LOGO

QUOTE.COM LOGO                     INVERTIA.COM LOGO

SONIQUE LOGO                       LYCOS SPORTS LOGO

LYCOS TRAVEL LOGO                  GAMESVILLE LOGO

                 LYCOS ENTERTAINMENT LOGO

Vertical Content Strategy


                o  Established and emerging verticals

                o  Grow sticky content sites

   Quote.com    o  Leverage Bertelsmann and Telefonica media content

   Gamesville   o  Cross-pollinate Terra and Lycos content and content
                   partnerships

   invertia.com o  Drive network traffic into destinations

                o  Locally relevant content

                         Strategic Content Partnerships

          Access                                          Content
--------------------------                     -------------------------------
o  60 million + customers                      o  Leading TV producer in Europe
                                Telefonica        and in the Spanish and
    o 17 million mobile                           Portuguese speaking world
      subscribers


                         terra [graphic omitted] lycos

                                Bertelsmann logo

                         o 3rd largest media
                           company in the world


Source: Terra, Lycos and Telefonica Management Reports

Bertelsmann: Global Media Powerhouse 600 Companies in 54 Countries



bol.com logo   [graphic omitted]                            BMG logo
                                  Books           Music
Random         arvatco logo                                 ARISTA logo  online logo
House logo

o 25 m book club members                               o 200 record labels
  around the world
                                                       o Celebrities drive massive page views
o 150 best sellers in the
  NYT list in 98/99

                                  Bertelsmann          RTL logo    UA logo

[graphic omitted]  Springer logo
                                  Magazine      TV &   o 120 m viewers in Europe
o The sale of 400 magazines                     Radio
                                                       o 22 TV channels

                                                       o 1,000 hours worth of
                                                         programming every year

                                                       o 22 TV channels

Source:  Terra Lycos and Bertelsmann Management

               -----------------------------------------------------------------
                                        DIGITAL SHEET MUSIC
               NET4MUSIC
               WHERE MUSICIANS CONNECT     Pop           Download-Print-Play
               [graphic omitted]
               -----------------------------------------------------------------

--------------------------------------------------------------------------------
                         Search . Artists    o Songs

LYCOS MUSIC logo         FOR:                Search!  Search Help
--------------------------------------------------------------------------------
Downloads   News   Concerts     Charts     Radio       Videos

LOCATION: Lycos > Music > Featured Artist - Toni Braxton

Featured Artist - Toni Braxton

--------------------------------------------------------------------------------
Toni Braxton Free Download
--------------------------------------------------------------------------------

Five-time Grammy winner, Toni Braxton, has returned with her newest album, a musical tour-de-force entitled The Heat.

This album showcases Toni's creative growth as a songwriter and producer as she continues to explore themes of love, passion and romance. "Spanish Guitar," the newest single from the album, is a gorgeous and sultry track accompanied by sensual Latin guitar. Once again, Toni proves herself worthy of her pop diva
status.                                                        [GRAPHIC OMITTED]

"Spanish Guitar" is available as a free download on Lycos Music -- but only for a limited time.

DOWNLOAD NOW (U.S. residents only)

File Info: Windows Media file, 4.45 MB, free, unlimited play for 14 days System Requirements: PC, Netscape 4 or IE4 and above, Windows Media Player
Download: Windows Media Player

Visit click2music.com to enter to win a Toni Braxton "Beat the Heat" prize pack including an autographed CD, Vinyl, and other items to beat the summer Heat.

-------------------------------------------------------------------------------
Get the Music
--------------------------------------------------------------------------------

          WATCH (Real Player required)
          The video of Toni's single "He Wasn't Man Enough"

          BUY
          The album The Heat from Barnes&Noble.com


[graphic omitted]


          Get more information on Toni Braxton from Lycos Music.

Telefonica Content Alliance


[graphic omitted]  TE LE FE logo                         SIENTA         ONDA CERO RADIO logo
Antena 3                                                 CONTINENTAL
                                                         2000 LOGO
                                  TV             Radio

o #1 private Spanish open TV                             o  #1 in AM/FM in Argentina

o #1 TV channel in Argentina                             o  #3 Spanish radio


   PEARSON logo                       Telephonica
                                         Media
     Lolafilms logo  [graphic omitted]                   HISPASAT logo [graphic omitted] VIA DGITAL
     ENDENOL Entertainment [graphic omitted]
     Audiovisual Sport [graphic omitted]


  o Leading TV producer in Europe                        o  551,000 DTH subscribers
                                   Media       Pay TV
  o Leading Spanish film producer  Production   and      o  Satellite coverage over
                                               Satallite    Spain and Latin America



Source: Terra Lycos and Telefonica Management

                           Rich Local Content Partnerships




[Map omitted]            [logos omitted]       [graphics omitted]

Exploiting Convergence Trends:


Providing      Aggregating              Offering            Monetising
Access         Audience                 Rich                Traffic
                                        Content

o Acquiring    o Best-of-breed          o Focus on          o Sell
  users          services                 verticals           advertising and
                 attract traffic          increases user      commerce to a
o Fostering      and facilitate           loyalty and         segmented
  customer       circulation              duration            audience
  loyalty



                                                   terra [graphic omitted] lycos

Distinct Media Model


o Geographic diversification                         Mass
                                                   Audience

                                             --------------------

o Unique global platform                         Segmentation

                                                 ------------

o Single point of contact                           Highly
                                                   Targeted

o Direct marketing                                 --------



                            Powerful Media Platform

World-Class Advertising and Commerce Partners

[Logos and graphics omitted]


A&E                 hp invent                COMPAQ         BRITISH WIRWAYS      BMW                    XEROX
MEXICANA            Fidelity Investemnts(r)  E-LOAN         CVS/pharmacy         Nobel                  la Caixa
Procter & Gamble    BARNES & NOBLE           IBM            TIME WARNER          patagonia              TELEPIZZA
GAP                 Coca-Cola                Disney         unito                THE WALL STREET JOURNAL
Lloyds TSB          intel                    Kodak          Forbes magazine      Marrior.com
HBO                 GM                       AT&T           Nintendo             investShop.com
DELL                BBVA                     UNIBANCO       SONY
                    Bertelsmann
                    Ford
                    EddieBauer

                                              Half of the Fortune 50



Agenda

1.   Introduction

2.   Vision

3.   Strategy

4.   Global Leadership

5.   Branding, Audience and Content

6.   Wireless Opportunity

7.   Financials

8.   Summary

Huge Wireless Market Opportunity


Growth in Wireless Handsets                                       Wireless Internet Revenue

                                  terra [graphic omitted] lycos


CAGR = 29%                                                        CAGR = 105%
                                                                                $36
                                                                              billion
               1.1                is at the center of an exploding
             billion                     market opportunity


 303                                                                $2
million                                                           billion
-------------------------                                         ----------------------
 1998          2003                                                1999         2003

Source:  IDC, Goldman Sachs, excludes Intranet users, estimated to be 133 million in 2001

Mass Market Internet Opportunities

Wireless Revolution


PC Installed Base,                                                 CAGR (%)
    Wireless                                                     1999 - 2002
  Subscribers

1000                     Europe: 160m customers           [graphic omitted]
                                                                 WIRELESS  28.0%
 900                     United States: 103m customers

 800

 700                                                        [graphic omitted]
                                                                 PC       15.9%
 600

 500

 400

     1999      2000       2001      2002



Source: eTForecasts as of March 2000 and IDC as of March 2000.
        Forrester December, 1999

Commanding Leadership

T. Guatemala                               Telefonica Moviles

     #3                                         #1
     100                                        75%       [map omitted]
                                                11,451

T. Del Salvador                                       TeleSudeste
     #2                                                    #1
     195                                                   70%
                                                           2,156
                              [map omitted]
Telefonica Moviles                                         CRT Cellular
     #1                                                         #1
     37%                                                        66%
     810                                                        1,167

 Telefonica Moviles                                              Tele Lest
     #1                                                            #1
     45%                                                           53%
     1,225                                                         589

   Unifon
     #2                       2000 Ranking
     105%                     YoY Growth
     1,371                    Mngd Customers ('000)


Source: Terra Lycos Management

Leading Wireless Carriers



                             Proportionate
                              Subscribers
                             (in millions)                   UMTS
                             -------------      -------------------------------

Vodafone                           39           Germany, Netherlands, Spain, UK

NTT DoCoMo                         34           Japan

Telecom Italia                     25           Spain

France Telecom                     23           Germany, Netherlands, Spain, UK

Deutsche Tel                       22           Germany, Netherlands

Telefonica                         17           Germany, Spain

AT&T Wireless                      12           -

BT                                 12           Germany, Netherlands, Spain, UK


Source: Brokers research, proportionate equity subscribers, company reports

Our Unique Wireless Platform


Mobile Operator           Portals                     Wireless Portals
---------------           -------                     ----------------
o User knowledge          o Content expertise         o Development of killer
o Billing relationship    o Services offerings          applications
o Technology              o E-commerce relationships  o Niche applications
o Infrastructure                                      o Management focus
                                                                                The World's Leader
          Telefonica moviles logl  +  terra [graphic omitted] lycos =           in the Wireless
                                                                                Internet Market

o 17 million users        o 91 million unique         o 1.3 million users
  world-wide                users                       in Finland,
                                                        Sweden,
                                                        Germany and UK

                                                            iobox logo



Terra Mobile Portal

                                         Personal information
M-Commerce             Publicity              Management
---------------        ---------         --------------------
o Event ticket        o Sponsorship      o Agenda
o Personalised        o Listing fees     o Calendar
  promotions          o CBC
o Travel
o Auctions,...                                                        A new
                                                                      universe of
                                                                      services
                           Mobile Portal                              oriented to
----------------------------------------------------------------->    the
                                                                      consumer
Information                                                           market
  Services             Entertainment             Communication
---------------        -------------         --------------------

o News                 o Personalised        o E-mail
o The weather            melodies            o Instant messaging
o The traffic,...      o Icons,...           o Chat

Information Services





                   Users can access a wide range of contents,
             classified by channels or sections in order to offer
            the easiest interface to find the more interesting and
                              suitable information

Entertainment





                     A great set of games and entertainment
                            ideas specially designed
                             for the mobile device

M-Commerce





                  The mobile device allows secure payments and transactions in order to purchase products, contents or services

TV Promotional Campaign

Terra Lycos Mobile Value Proposition


                     Infotainment                           M-Advertising
--------------------------------------------------------
Entertainment            News           Guides

               Personalised Services                        Information Services
--------------------------------------------------------
Search                   Chat        Communications         M-Commerce
--------------------------------------------------------
                     Infotainment

Agenda


1    Introduction

2    Vision

3    Strategy

4    Global Leadership

5    Branding, Audience and Content

6    Wireless Opportunity

7    Financials

8    Summary

Combination of Two Powerful Business Models

          LYCOS LOGO                                     terra logo

              Web                                      Access      Web

          Lycos Network                                 Terra Network

     Advertising   COmmerce                              Advertising

Lycos Historical Results
Track Record of Fast Growth and Profitability


Quarterly Revenues ($M)                                     Quarterly Net income ($M)

 $46         $56       $69     $79         $88                              $3        $8        $13


                                                                                               13%
                                                                                           Operating
                       91%                                                   333%            Margin
---------------------------------------------          ---------------------------------------------
 Jul         Oct       Jan      Apr       Jul
1999        1999      2000     2000       2000         $(3)     $(2)
                                                       Jul      Oct        Jan       Apr        Jul
                                                      1999      1999       2000      2000       2000


Source: Terra Lycos Management Reports

Terra Historical Results
Accelerated Growth Profile


                            Quarterly Revenues ($M)


                                      262%
--------------------------------------------------------------------------------
$13               $21                 $28                 $37              $47


June 1999       Sep 1999           Dec 1999            Mar 2000         Jun 2000


Source: Terra Lycos Management Reports

Next Generation Business Model


Telefonica     Broadband    Fixed Lines    Wireless   Web     Bertelsmann
Content    -------------------------------------------------  Content
                    terra [graphic omitted] lycos


         Media Revenue                  Access Revenue
          o Advertising                 o Subscription fees
          o Commerce                    o Value added services
          o Direct marketing

Key Business Model Drivers


       Media                             Access
---------------------              --------------------
o  Page views                      o  Subscribers
o  Targeted inventory              o  Pricing
o  Sell-through rate               o  Retention rate
o  CPMs
o  Transactions

                        Industry Leading Revenue Growth


o EBITDA positive Q4 2001
o Long-term revenue mix:
     o 85% Media
     o 15% Access



                                                  80% Growth
                                    --------------------------------
          $97m            $280m           $500m           $900m


         CY 1998       CY 1999      Projected 2000    Projected 2001



o Pro-forma calendar year revenues for Terra and Lycos as if they were combined for all periods presented

Source: Historical results based on Terra Lycos Management Reports. Projected
        2000 and 2001 based on Terra Lycos Management Projections

Accelerated Revenue Growth


                          o    Bertelsmann revenue commitment

                          o    Large and experienced sales force
Advertising/
Commerce                  o    Advertising and commerce cross-selling

                          o    Unique global platform


Leverage                  o    Integration of Bertelsmann and Telefonica content
Content
Portfolio                 o    Integrate Terra and Lycos content across network


Wireless                 o     Joint Venture with Telefonica Moviles

Potential Revenue Upside
International Joint Venture Revenues


o    Revenues from international Joint Ventures                       $1,100m
o    Terra Lycos Pro-forma Revenues                                   --------

                                                       $586m
                                                       ------         $900m

                              $300m
                              -----                    $500m

                              $280m
     $101m
     -----

      $97m


     CY 1998                  CY 1999                  Projected      Projected
                                                         2000            2001

o Pro-forma calendar year revenues for Terra and Lycos as if they were combined for all periods presented

Source: Historical results based on Terra Lycos Management Reports. Projected
        2000 and 2001 based on Terra Lycos Management Projections

Accelerated Path to Profitability

                          o    Process efficiency

                          o    Leverage scale to improve cost structure

Operating                 o    Rationalisation of R&D activities
Leverage
                          o    Drive traffic among branded sites

                          o    Single G&A function


                          o    Terra avoids investments in Europe, Asia and
Avoided                        North America
Investments
                          o    Lycos avoids investments in Latin America

Successful Acquisition Track Record


   Terra            Growth Since             Lycos                Growth Since
Acquisitions        Acquisition           Acquisitions            Acquisition
--------------------------------------------------------------------------------
Ole logo               338%               tripod logo                 312%

zaz logo               149%               Angelfire logo              153%

infosel logo           478%               Gamesville logo             172%

GauchoNet logo         300%               Quote.com logo              204%

CTC logo               400%               Sonique logo                107%


Page view growth since acquisition

Future Acquisition Strategy

o    $3 billion in cash and strong equity currency

o    Lead consolidation across geographies

o    Acquisition targets

     o    Vertical content

     o    Enabling technologies

     o    Audience aggregators

     o    Wireless

o    Fundamental criteria for acquisitions

     o    Time to market

     o    Market share

     o    Management talent

     o    Cultural fit

     o    Financial momentum

Long-Term Operating Model

                                   Media          Access         Total
                                   -----          ------         -----
Revenue                              100%            100%          100%

Gross margin                       85-90           50-55         80-85

Research & development             10-12            2-5           8-10

Sales & marketing                  30-35           30-35         30-35

General & administrative            5-8             3-6           5-8
----------------------------------------------------------------------
Operating margin                   35-40%          10-15%        30-35%
----------------------------------------------------------------------

Fact Sheet


o Accounting                                      Spanish and US GAAP

o Fiscal year                                     December 31st

o Revenue lines                                   Media and Access

o Listing                                         Madrid and NASDAQ

o Trading symbol                                  Madrid - TRR
                                                  Nasdaq - TRLY

o Shares outstanding                              560 - 600 million

o Proforma ownership*                             Lycos          47%
                                                  Terra          16%
                                                  Telefonica     37%

* Assumes midpoint of the range

Milestones


Globalisation
-------------
o  Strengthened position in key geographic markets

o  Consolidate markets through acquisitions


Convergence
-----------
o  Worldwide wireless rollout

o  Bertelsmann content integration


Profitability
-------------
o  $900 million in 2001 revenue

o  EBITDA positive in Q4 2001

Note: Profitability and revenue projections based on Terra Lycos
      Management reports

Agenda

1.   Introduction

2.   Vision

3.   Strategy

4.   Global Leadership

5.   Branding, Audience and Content

6.   Wireless Opportunity

7.   Financials

8.   Summary

Investment Highlights...

o   # 1 Global Footprint

o   # 1 Revenue Growth

o   # 1 Wireless Platform

o   # 4 World-wide Access Provider

o   Leading Cash Position

o   Market's Leading Convergence Vehicle

                    ...All With A Clear Path to Profitability


Note: Management estimates relative to Terra Lycos peer group